Exhibit 99.1

Bellatrix Announces a Revised 2015 Capital Budget of $300 Million, Updated 2015 Production Guidance, and Achievement of 2014 Exit Rate Production Guidance

TSX, NYSE: BXE

CALGARY, Dec. 22, 2014 /CNW/ - Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE: BXE) announces a revised 2015 capital budget focused on completing its strategic infrastructure initiatives and drilling high rate of return liquids-rich natural gas development opportunities, while maintaining a strong balance sheet. Bellatrix is also pleased to announce it has achieved its 2014 exit rate production guidance.

In light of the recent rapid declines in crude oil prices, Bellatrix has decided it is prudent to revise its 2015 capital budget to $300 million (from $400 million) to maintain balance between delivering organic growth and preserving its strong financial position in a lower commodity price environment. The focus of the 2015 budget is twofold: to complete construction of Phase 1 of the Bellatrix O'Chiese Nees-Ohpawganu'ck deep-cut gas plant at Alder Flats, and to drill high rate of return Spirit River (Notikewin / Falher) liquids-rich natural gas wells where production can be processed through the new plant. The Company's Cardium drilling program will be tempered to focus on expiring leases and commitment wells until oil prices recover.

Approximately 35% of the 2015 capital budget is allocated to facilities which includes completing construction of Phase 1 of Bellatrix's new deep-cut gas plant, which remains on schedule and on budget for a July 2015 start-up, and which is designed to process up to 110 mmcf/d, thereby giving Bellatrix the ability to grow its net production to approximately 65,000 boe/d utilizing existing strategic and third party infrastructure. A total of 4% of the 2015 capital budget is allocated to land and seismic with the remaining 61% focused on drilling.

The $100 million or 25% reduction in the 2015 capital budget from our previously announced expectation reflects a reduced drilling budget and a deferral of the timing of construction of Phase 2 of the deep-cut gas plant. Based on Bellatrix's forecast capacity requirements, the on-stream date of Phase 2 of the new deep-cut gas plant can be deferred until Q4 2016 from the original on stream date of Q2 2016 with no change in capital cost, which will then allow the Company access to approximately 80,000 boe/d of processing capacity.

As a corollary of the reduced capital budget, Bellatrix is reducing its previously announced 2015 average production guidance range to approximately 47,000 to 48,000 boe/d (70% natural gas, 30% liquids). The midpoint of this 2015 average production guidance range reflects an organic growth rate of approximately 23% over the expected 2014 average daily production guidance of approximately 38,500 boe/d.

Bellatrix has recently completed and placed on stream the first segment of the Twin Rivers pipeline, thereby accessing additional capacity.  In addition, the 'booster compressor' required to flow more gas at a higher pressure into our north lateral is on schedule for start-up on December 22, 2014.  These initiatives, combined with our Q4 drilling program, have enabled us to achieve our 2014 exit rate production guidance of 47,000 to 49,000 boe/d.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.  Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

Forward looking statements: Certain information set forth in this news release, including management's assessment of future plans and operations, management's expectations regarding the timing and cost of construction of the Company's new deep-cut gas plant, management's assessment of future processing capacity requirements, and the future processing capacity of the new deep-cut gas plant, management's assessment of the impact of deferral of construction of Phase 2 of the new deep-cut gas plant, estimates of current and future production rates, expectations regarding wells the Company intends to drill and the rates of return associated with such wells, and expectations regarding the Company's 2015 average production volumes and associated commodity mix, may contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix's control, including risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility, ability to access sufficient capital from internal and external sources, and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. To the extent such estimates constitute a financial outlook, they were approved by management on the date hereof and are included herein to provide readers with an understanding of management's expectations and assumptions about future activities and results and readers are cautioned that the information may not be appropriate for other purposes. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Bellatrix's website www.bellatrixexploration.com.  The forward looking statements contained in this press release are made as of the date hereof and Bellatrix undertakes no obligations to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Conversion: The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of six to one, utilizing a conversion on a six to one basis may be misleading as an indication of value. All boe conversions herein are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

SOURCE Bellatrix Exploration Ltd.

%CIK: 0001483405

For further information: Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270; or Troy Winsor, Investor Relations (800) 663-8072; Bellatrix Exploration Ltd., 1920, 800 - 5th Avenue SW, Calgary, Alberta, Canada, T2P 3T6, Phone: (403) 266-8670, Fax: (403) 264-8163, www.bellatrixexploration.com

CO: Bellatrix Exploration Ltd.

CNW 07:30e 22-DEC-14